Mail Stop 3561

								July 14, 2005


 BY U.S. Mail and Facsimile [ (514) 399 - 8559 ]

 Mr. E. Hunter Harrison,
   President and Chief Executive Officer
 CANADIAN NATIONAL RAILWAY COMPANY
935 de La Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9

 	Re:	Canadian National Railway Company
 		Form 40-F for Fiscal Year Ended December 31, 2004
 		Filed March 25, 2005
 		File No. 1-02413

Dear Mr. Harrison:

	We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


E. Hunter Harrison
Canadian National Railway Company
July 14, 2005
Page 2

FORM 40-F (Fiscal Year Ended December 31, 2004)

2004 Annual Information Form

3.1 Corporate Organization, page 5

1. We note from disclosure in Note 17 to the United States audited financial statements included in the March 21, 2005 Form 6-K, that you operate in one business segment with operations in Canada and the
United States. However, based on the disclosure under this heading, whereby you are organized among specific lines, including Western Canada Region, Eastern Canada Region and the United States Region, whereby all activities are focused on the ability to meet day-to-day service requirements and cost control, and on growing local accounts, it appears you may operate in more than one business segment.
Tell
us in detail how you determined that these regions, if considered operating segments, meet the aggregation criteria set forth in paragraph 17 of SFAS No. 131. Also, tell us what information the chief operating decision maker uses in assessing company performance and allocating resources among the regions, and how you decided that your various regions constitute one reportable business segment rather than at a minimum, three separate segments based on the regional data. Your response should address paragraphs 10-15 of SFAS
No. 131.

Financial Statements:

Note 1.  Summary of Significant Accounting Policies, page 59

2. It appears that no accounting policies disclosures have been provided with regard to major overhauls and large refurbishments.
If
true, please describe your related accounting policies to us.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;


E. Hunter Harrison
Canadian National Railway Company
July 14, 2005
Page 3

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief

cc:  Ms. Cristina Circelli
       General Counsel
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